Filed by Kyivstar Group Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Kyivstar Group Ltd.

Cohen Circle Acquisition Corp. I (Commission File No.: 001-42369)

Date: July 15, 2025

VEON
@VEONGroup

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Hear from @TwiyKyivstar CEO, Oleksandr Komarov at URC25 as he reflects on the steps that Kyivstar and VEON are taking to support Ukraine's recovery and development, in particular with regards to bringing Direct-to-Cell satellite connectivity to Ukraine and the planned listing of Kyivstar on Nasdaq.

$VEON


VEON
KYÏVSTAR
UkraineRecovery
Conference
to once again make a call about our
initiatives like Invest in Ukraine Now,
1:48

9:26 AM · Jul 11, 2025 · **2,670** Views

VEON
123,857 followers
6h • Edited •

Hear from Київстар CEO, Oleksandr Komarov at #URC25 as he reflects on the steps that Kyivstar and VEON are taking to support Ukraine's recovery and development, in particular with regards to bringing Direct-to-Cell satellite connectivity to Ukraine and the planned listing of Kyivstar on Nasdaq.


VEON
KYIVSTAR
UkraineRecovery
Conference
that are not only developed in Kyivstar,
but are developed in Ukraine.

VEON at URC25

VEON @VEONGroup · 18h

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VEON and @CohenCircle today announced that they have secured investor commitments for the planned listing of @TwiyKyivstar following the execution of non-redemption agreements totaling approximately USD 52.3 million with accredited institutional investors. These commitments secure the minimum USD 50 million cash condition for the proposed business combination of Kyivstar Group Ltd and Cohen Circle.

The business combination is expected to close in 3Q'25, resulting in Kyivstar Group becoming listed on the Nasdaq under the ticker symbol "KYIV."

Read more: veon.com/newsroom/press...



"
We are pleased to see the level of investor support for the listing of Kyivstar Group. We look forward to completing the business combination and introducing Kyivstar Group as the first pure-play Ukrainian company to be publicly listed on a U.S. stock exchange.
Kaan Terzioğlu
VEON Group CEO
VEON
KYIVSTAR
COHEN CIRCLE

2 3 648

VEON

123,857 followers

18h •

VEON and Cohen Circle today announced that they have secured investor commitments for the planned listing of Київстар following the execution of non-redemption agreements totaling approximately USD 52.3 million with accredited institutional investors. These commitments secure the minimum USD 50 million cash condition for the proposed business combination of Kyivstar Group Ltd and Cohen Circle.

The business combination is expected to close in 3Q'25, resulting in Kyivstar Group becoming listed on the Nasdaq under the ticker symbol "KYIV."

Learn more: https://lnkd.in/gWdgtR5G



“
We are pleased to see the level of investor support for the listing of Kyivstar Group.
We look forward to completing the business combination and introducing Kyivstar Group as the first pure-play Ukrainian company to be publicly listed on a U.S. stock exchange.
Kaan Terzioğlu
VEON Group CEO
VEON
KYÏVSTAR
COHEN CIRCLE

VEON @VEONGroup · Jul 10

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From committing USD $1 billion to Ukraine's economy during wartime to pioneering digital services like direct-to-mobile satellite connectivity, VEON and @TwiyKyivstar are proving that recovery isn't just possible — it's already underway.

Hear from VEON Founder and Chairman @AugieFabela at URC25 on why the private sector must lead Ukraine's future, and how investing now — not later — is key to unlocking lasting growth.

$VEON


VEON
KYIVSTAR
UkraineRecovery
Conference
both on the investor side, the government side,
international multilaterals that are
1:16

VEON

VEON
123,857 followers
1d • Edited •

From committing USD $1 billion to Ukraine's economy during wartime to pioneering digital services like direct-to-mobile satellite connectivity, VEON and Київстар are proving that recovery isn't just possible — it's already underway.

Hear from VEON Founder and Chairman Augie K Fabela II at #URC25 on why the private sector must lead Ukraine's future, and how investing now — not later — is key to unlocking lasting growth.


VEON
KYIVSTAR
UkraineRecovery Conference
both on the investor side, the government side,
a lot of stakeholders both on the investor side, the

VEON at URC25

VEON
123,857 followers
1d • Edited •

From the heart of #URC25 in Rome, we're spotlighting Kyivstar's unwavering role in rebuilding Ukraine's infrastructure and digital future.

Київстар CEO Oleksandr Komarov joined Tom Keene and Paul Sweeney on Bloomberg Surveillance, sharing how VEON and Kyivstar are investing in critical infrastructure and developing digital services and propositions for our clients.

Hear direct from Oleksandr 👇


We are running the network almost like, during the pre-war period.
Oleksandr Komarov
Kyivstar CEO
VEON
KYIVSTAR
OK. So we are running network almost like during the pre

VEON at URC25

VEON @VEONGroup · Jul 10

Promote

From the heart of URC25 in Rome, we're spotlighting @TwiyKyivstar's unwavering role in rebuilding Ukraine's infrastructure and digital future.

Kyivstar CEO Oleksandr Komarov joined Tom Keene and Paul Sweeney on Bloomberg Surveillance, sharing how VEON and Kyivstar are investing in critical infrastructure and developing digital services and propositions for our clients.

Hear direct from Oleksandr 👇

$VEON


we are fully
operational.
Oleksandr Komarov
Kyivstar CEO
VEON
KYIVSTAR
1:06

1 2 5 3.5K

VEON
123,857 followers
1d •

During #URC25, Київстар CEO Oleksandr Komarov spoke with Reuters about the company's strategic partnership with SpaceX, which is due to bring direct-to-cell connectivity to Ukraine — significantly enhancing mobile service resilience and coverage.

He shared Kyivstar's plans to launch direct-to-cell OTT messaging services by the end of 2025 and to roll out direct-to-cell voice and data by mid-2026.

These initiatives are part of Kyivstar's broader strategy to ensure access to reliable connectivity, even in the most challenging conditions. They reflect the ongoing commitment of both VEON and Kyivstar to supporting Ukraine's recovery and development — through sustained investment in digital services and critical infrastructure that ensure access to connectivity, which is a basic humanitarian need.

Read the full article here: https://lnkd.in/ermfpQKd


STARLINK

Ukraine to launch Starlink mobile internet in 2026, becoming Europe's first, Kyivstar says

reuters.com

VEON @VEONGroup · Jul 10

Promote

During URC25, @TwiyKyivstar CEO Oleksandr Komarov spoke with @Reuters about the company's strategic partnership with @SpaceX, which is due to bring direct-to-cell connectivity to Ukraine — significantly enhancing mobile service resilience and coverage.

He shared Kyivstar's plans to launch direct-to-cell OTT messaging services by the end of 2025 and to roll out direct-to-cell voice and data by mid-2026.

These initiatives are part of Kyivstar's broader strategy to ensure access to reliable connectivity, even in the most challenging conditions. They reflect the ongoing commitment of both VEON and Kyivstar to supporting Ukraine's recovery and development — through sustained investment in digital services and critical infrastructure that ensure access to connectivity, which is a basic humanitarian need.

Read the full article here: reuters.com/business/media...

$VEON


STARLINK
Ukraine to launch Starlink mobile internet in 2026, becoming Europe's first, K...

1 5 450

VEON
123,857 followers
1d •

We're in Rome this week at #URC25, where the discussion will focus on the recovery and reconstruction of Ukraine. As leading international investors in the country, we are committed to Ukraine's digital future. 🇺🇦

Representing our digital operator in Ukraine, Київстар, CEO Oleksandr Komarov together with VEON Group Chairman and Founder, Augie K Fabela II, will be speaking to cross-industry peers and decision-makers about the importance of mobilising private sector investment in step with with bold government initiatives.

The time to invest in Ukraine is NOW... stay tuned to hear why, direct from Rome 🔔


Ukraine Recovery Confe

107

3 reposts

VEON @VEONGroup · Jul 10

Promote

We're in Rome this week at URC25, where the discussion will focus on the recovery and reconstruction of Ukraine. As leading international investors in the country, we are committed to Ukraine's digital future. 🇺🇦

Representing our digital operator in Ukraine, @TwiyKyivstar, CEO Oleksandr Komarov together with VEON Group Chairman and Founder, @AugieFabela, will be speaking to cross-industry peers and decision-makers about the importance of mobilising private sector investment in step with with bold government initiatives.

The time to invest in Ukraine is NOW... stay tuned to hear why, direct from Rome 🔔



Ukraine Recovery Conf

3 · 10 · 759

VEON
123,857 followers
1d • Edited •

Counting down to #URC25 in Rome for a brighter future for Ukraine 🇺🇦

We believe that private sector has a significant role to play, and look forward to discussing what VEON and Київстар have done and can do for Ukraine's resilience, recovery and reconstruction.

From our partnership with STARLINK for satellite connectivity and to our digital growth with Uklon, HELSI, Kyivstar.Tech, Kyivstar TV and more, we're committed to contributing to the future of Ukraine.

From Nasdaq in New York to Kyiv and to Rome, we look forward to working with partners, investor community, development counterparts and customers to lead the charge and #investinUkraineNOW


VEON
KYÏVSTAR
KYÏVSTAR·TV
uklon
Tech
INVEST
IN UKRAINE
CONNECTIVITY
Nasdaq

Counting down to URC25 for a brighter future for Ukraine 🇺🇦

VEON @VEONGroup · Jul 9

Promote

Counting down to Ukraine Recovery Conference in Rome for a brighter future for Ukraine 🇺🇦

We believe that private sector has a significant role to play, and look forward to discussing what VEON and @TwiyKyivstar have done and can do for Ukraine's resilience, recovery and reconstruction.

From our partnership with @Starlink for satellite connectivity and to our digital growth with @uklon, HELSI, Kyivstar.Tech, Kyivstar TV and more, we're committed to contributing to the future of Ukraine.

From @Nasdaq in New York to Kyiv and to Rome, we look forward to working with partners, investor community, development counterparts and customers to lead the charge and Invest in Ukraine NOW!


VEON
KYIVSTAR
KYIVSTAR-TV
uklon
Tech
INVEST
IN UKRAINE
CONNECTIVITY
Nasdaq
BEFORE SEEING
OTHER
0:55

2 · 6 · 23 · 7.4K

VEON @VEONGroup · Jul 9

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"Ukraine will sustain...and we will play a part in ensuring it is stronger than it was before"

@TwiyKyivstar CEO Oleksandr Komarov joined the @EBA_Ukraine's Ukraine Recovery Committee and Global Business for Ukraine, ahead of the Ukraine Recovery Conference in Rome.

Discussing the realities of doing business in Ukraine, Oleksandr shared his experience of operating in a landscape where businesses don't just survive but can innovate and shape a positive future for the country.

Highlighting our long-term focus on investing in the country's resilience, infrastructure, and connectivity, the panel demonstrated the powerful role that businesses have to play in rebuilding Ukraine.


First panel
Myths about doing business in Ukraine

2 4 975

VEON
123,857 followers
1d •

"Ukraine will sustain...and we will play a part in ensuring it is stronger than it was before"

Київстар CEO **Oleksandr Komarov** joined the **European Business Association**'s Ukraine Recovery Committee and **Global Business for Ukraine**, ahead of **#URC25** in Rome.

Discussing the realities of doing business in Ukraine, Oleksandr shared his experience of operating in a landscape where businesses don't just survive but can innovate and shape a positive future for the country.

Highlighting our long-term focus on investing in the country's resilience, infrastructure, and connectivity, the panel demonstrated the powerful role that businesses have to play in rebuilding Ukraine.

